Celsius Holdings, Inc.
2424 North Federal Highway-Suite 208
Boca Raton, FL 33431

October 16, 2023

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C., 20549
Attention: Michael Purcell and Karina Dorin

Re: Celsius Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-34611

Dear Mr. Purcell and Ms. Dorin:

This letter is being furnished on behalf of Celsius Holdings, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2023, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 that was filed with the Commission on March 1, 2023 (File No. 001-34611) (the “2022 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2022 Form 10-K, as indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to prior comment 2 states that you are not aware of weather-related damages of any significance to your leased properties throughout the periods covered in your 10-K, and no weather weather-related damages of any significance were brought to your attention by the lessor. Please revise your disclosure to clarify whether you experienced any weather-related damages to your leased properties. If so, please explain how you concluded on its significance, and provide quantitative information to support your determination.

Response

In reply to your request, we have revisited our response regarding weather-related damages to our leased properties. We can confirm that during the periods covered in our 2022 Form 10-K, we did not experience any direct expenditures in connection with weather-related damages to our leased properties during the periods covered by our 2022 Form 10-K, other than as part of our routine property maintenance.

We respectfully advise the Staff that the landlords of our leased properties are responsible for maintaining and repairing the common and external areas of the building that may be impacted by weather-related damages. Our portion of these costs are passed through to us in the common area maintenance or CAM costs. For the periods covered by our 2022 Form 10-K, our CAM costs for our leased properties in the United States were approximately $107,000 for 2020, $108,000 for 2021 and $144,000 for 2022, and less than $300,000 in the aggregate per year for our leased properties globally.

We will continue to assess the impacts of climate change, including weather-related damages, on our business and if they are considered reasonably likely to have a material effect on our business, financial condition or results of operations, we will disclose such consequences in future filings with the Commission as appropriate.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or require additional details, please do not hesitate to reach out to contact Jarrod Langhans at jlanghans@celsius.com at your convenience.

Sincerely,

/s/ Jarrod Langhans

Jarrod Langhans
Chief Financial Officer

Cc: John Fieldly, Chief Executive Officer
David Wohlstadter, Associate General Counsel, Head of Litigation & Investigation
Robert W. Pommer III, Proskauer Rose LLP
Kristina Trauger, Proskauer Rose LLP